CONSENT OF RONALD TURNER.

To: United States Securities and Exchange Commission

Re: Great Panther Silver Limited (the "Company")

Annual Report on Form 40-F

Consent of Expert

This consent is provided in connection with the Company's Annual Report on Form 40-F for the year ended December 31, 2017 to be filed by the Company with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto (the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2017 (the "AIF"), and the Company's Management Discussion and Analysis for the year ended December 31, 2017 (the "MD&A").

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the "Technical Reports"):

- Technical Report entitled "NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex, Huarochirí Province, Lima Region, Peru", dated February 2, 2018.

and to references to the Technical Report, or portions thereof, in the Annual Report, the AIF, the MD&A and the Company's registration statement on Form F-10, as amended (SEC File No. 333-214201) (the "Registration Statement") and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report, the AIF, the MD&A and the Registration Statement.

Dated the 23rd day of March, 2018.

AusIMM THE MINERALS INSTITUTE CHARTERED PROFESSIONAL GEOLOGY Ronald Turner

Ronald Turner, P.Geo.